EXHIBIT 99

DEAN HOLDING COMPANY

CONSOLIDATED BALANCE SHEET INFORMATION

(Unaudited)

(In thousands)

September 30, 2011
Assets
Current assets:
Cash and cash equivalents	$10,303
Receivables, net	335,335
Inventories, net	128,307
Deferred income taxes	26,135
Prepaid expenses and other current assets	6,568

Total current assets	506,648
Property, plant and equipment, net	520,044
Goodwill	122,682
Identifiable intangible and other assets, net	186,699

Total	$1,336,073

Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$256,462
Current portion of debt	11

Total current liabilities	256,473
Long-term debt	273,929
Deferred income taxes	119,314
Other long-term liabilities	39,462
Parent’s net investment:
Parent’s net investment	650,417
Accumulated other comprehensive loss	(3,522)

Total parent’s net investment	646,895

Total	$1,336,073

DEAN HOLDING COMPANY

CONSOLIDATED OPERATING INFORMATION

(Unaudited)

(In thousands)

Nine Months Ended September 30, 2011
Net sales	$3,148,708
Cost of sales	2,477,692

Gross profit	671,016
Operating costs and expenses:
Selling and distribution	474,871
General and administrative	57,285
Amortization of intangibles	1,569
Facility closing and reorganization costs	674
Goodwill impairment	977,000

Total operating costs and expenses	1,511,399

Operating loss	(840,383)
Other expense:
Interest expense	8,309
Other expense, net	61,552

Total other expense	69,861

Loss before income taxes	(910,244)
Income tax benefit	(57,988)

Net loss	$(852,256)